Contact:

Andrew M. O'Shea
Chief Financial Officer
(860) 298-0444

or

Barbara J. Cano
Adam Friedman Associates
(212) 981-2529 ext. 22

Andersen Group Reaches Agreements on Acquisition of ComCor-TV

New Funding Enables CCTV to Expand Last Mile Network to 200,000 Homes  by Year's End

New York, May 28, 2003 - Andersen Group, Inc. (NASDAQ: ANDR) announced today that it has reached an agreement with Moscow Telecommunications Corp. (COMCOR) to acquire ComCor-TV (CCTV) an early-stage provider of broadband cable television and Internet access services in the Moscow, Russia.   Pursuant to the agreements, Andersen will invest $6 million into CCTV, of which it will immediately invest $3.5 million in cash. The agreements also provide for Andersen Group to make further contributions to CCTV's equity capitalization.

Through this acquisition and a related share exchange with its 25%-owned affiliate, Moscow Broadband Communication Ltd (MBC), Andersen will increase the number of outstanding shares of its common stock to approximately 8.6 million shares and will increase its book value to approximately $40 million, based on current market prices for the stock.  At the conclusion of the transaction, Andersen will own 100% of CCTV, and COMCOR would own approximately 49% of Andersen's outstanding common stock.  The transaction is expected to close in the fourth quarter of 2003, subject to the approval of Andersen stockholders and Russian regulatory authorities.

Francis E. Baker, Andersen's Chairman, stated, "Through the acquisition we are announcing today, our program to provide broadband communications throughout Moscow, a profoundly underserved market, is progressing.  CCTV has been given a mandate to complete its first phase of construction in the center of the City, giving us access to affluent businesses and residents in the coveted Central Administrative District of Moscow.  Our contributions to CCTV will also allow it to expand its sales and marketing efforts to potential subscribers.  CCTV expects to be cash-flow positive by the end of 2004."

CCTV is licensed by the City of Moscow to provide broadband services to 1.5 million homes and businesses, which represent approximately 44% of the total estimated households in Moscow.  It also has the right to use COMCOR's Moscow Fiber Optic Network (MFON) for hybrid fiber coaxial connections under a 50-year contract.

In recent months, CCTV has expanded its access network to more than 125,000 homes and businesses and CCTV plans to extend this network by an additional 70,000 homes before the end of this year.  Currently, CCTV has nearly 47,000 subscribers for its television services and more than 6,400 subscribers for its Internet access services.  As CCTV increases its presence within the high profile Central Administrative District of Moscow, the Company expects to see increases in market penetration and a higher proportion of customers subscribing to CCTV's premium services.

Under terms of the acquisition agreements reached with COMCOR, the Company will issue 4,220,879 shares of its common stock in exchange for COMCOR's equity interest in CCTV.  This includes additional equity to be obtained by COMCOR from the contribution of its receivables from CCTV for CCTV's use of COMCOR's Moscow Fiber Optic Network (MFON) and the lease of critical switching stations (secondary nodes).  The number of incremental shares to be issued to COMCOR for such additional equity was based on a $6.25 per share valuation of Andersen common stock.

As a condition of the transaction with COMCOR, and to complete the acquisition of CCTV, Andersen will also issue 2,250,000 shares of its common stock in exchange for the 75% of MBC that it does not presently own.  MBC presently has a 50% voting interest in CCTV and, along with COMCOR, has been a primary shareholder of CCTV since April 2000.

For more details on the acquisition agreements that have been reached, please refer to Andersen's Form 8-K which has been filed this date with the SEC.

About Andersen Group

Andersen Group is publicly traded on the NASDAQ under the symbol "ANDR". Andersen Group has an indirect interest in CCTV, a Russian company that has licenses to provide telecommunication services to 1.5 million homes and businesses in Moscow.  CCTV is using its exclusive access to COMCOR's MFON to provide broadband services including cable television and high-speed Internet access to residential and business customers, with plans to add additional services, including IP-based telephony.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to Andersen Group's acquisition agreements with each of COMCOR and MBC shareholders, as well as Andersen Group's and CCTV's development, including CCTV's ability to attract new subscribers, its ability to continue to expand its network, and its ability to achieve profitability, and are based on management's best assessment of Andersen Group's and CCTV's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties, and the actual outcome may differ materially from these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the satisfaction or waiver of all the necessary conditions precedent to closing the transactions with each of COMCOR and MBC shareholders, the risks described in Andersen Group's Annual Report on Form 10-K for the year ended February 28, 2002 and other public filings made by Andersen Group with the Securities and Exchange Commission, which descriptions are incorporated herein by reference. Andersen Group disclaims any obligation to update developments of these risks or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments

# # #